Mail Stop 4561

February 26, 2009

VIA USMAIL and FAX (214) 859 - 9309

Mr. Kenneth R. Hanks
Chief Financial Officer
SWS Group, Inc.
1201 Elm Street, Suite 3500
Dallas, Texas 75270

>   **Re: SWS Group, Inc.**
>   **Form 10-K for the year ended 6/27/2008**
>   **Filed on 9/5/2008**
>   **File No. 000-19483**

Dear Mr. Kenneth R. Hanks:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10-K FOR THE YEAR ENDED JUNE 27, 2008

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Results Of Operations

Financial Condition

Return on Equity and Assets

1.   Outside of your presentation of net yield on interest-earning assets on page 34, please tell us how you considered the remaining ratio disclosure requirements for your bank subsidiary outlined in Table VI – Return on Equity and Assets of Industry Guide 3.

Risk Management

Market Risk

Equity Price Risk, pages 43 – 44

2.   It appears that you have selected the tabular presentation as the means of quantifying your equity price risk. Please clarify to us why you believe this method best presents your equity price risks as compared to presenting a sensitivity analysis or value-at-risk.

Financial Statements and Notes

Note 6 – Loans and Allowance For Probable Loan Losses, page F-17

3.   We note some of the factors in your evaluation of the adequacy of your allowance for loan losses include historical experience, adverse situations that may affect the borrower's ability to repay, and prevailing economic conditions.   In comparison to the previous five years, we note that your reserve to loan ratio for the past year and a half has either remained consistent or decreased.   Given the deterioration of the current economy and the increased charge offs and troubled debt restructurings you experienced in the past year and a half, please clarify the factors you considered in determining that the your reserve to loan ratio was adequate to address the potential loss inherent in your loan portfolio.

Note 21 – Financial Instruments With Off-Statement of Financial Condition Risk, page F-29

4.   We note you have commitments to fund loans.   Please clarify your intent for these commitments after origination (i.e. held for resale or held for investment). To the extent your commitments to originate mortgage loans would be held for resale, please clarify how you evaluated whether this commitment represents a derivative that should be recorded on the balance sheet at fair value with changes in fair value recorded in earnings.   Reference is made to paragraph A33 of SFAS 149.

5.   We note your representation that you have not incurred any significant losses to date on your commitments. Please advise us and disclose your methodology for assessing whether there has been any deterioration in the value of the loan commitments. To the extent you continue to not have a reserve for potential deterioration of loan commitments as of December 31, 2008, please explain what factors you considered in determining a reserve was not necessary given the continued economic downturn since year end.

FORM 10-Q FOR THE PERIOD ENDED DECEMBER 31, 2008

Financial Statements and Notes

Fair Value of Financial Instruments, pages 6 – 9

6.   Please clarify how your auction rate securities are reflected in your reconciliation of the beginning and ending balances of your Level 3 assets and liabilities. In this regard on page 29 of your MD&A you disclose the ending balances of auction rate municipal bonds are $95.0 million and $39.4 million for the first and second quarters respectively which does not agree with the ending municipal obligations balance of $63.8 million and $24.5 million in your reconciliation. To the extent a portion of your auction rate securities are characterized as Level 2, provide clarifying disclosure as to what drives the different treatment.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

Brokerage, pages 29 - 30

7.   Based on your disclosures on page 29 we note some of your customers hold auction rate preferred securities and bonds.   We also note that regulators may require you to repurchase these securities from your customers.   Please clarify how you considered SFAS 5 in determining whether you have a contingent

Kenneth R. Hanks
SWS Group, Inc.
February 26, 2009
Page 4

liability related to your exposure to the auction rate securities held by your customers.

Critical Accounting Policies and Estimates

Fair Value, pages 57 – 59

8.   We note your municipal bond obligations are valued at par.   Please clarify how you determined par value to be indicative of fair value.

9.   Please tell us and disclose what criteria you use to determine whether the market for your financial instruments is active or inactive, how the lack of liquidity impacted the valuation technique you used, and how you factored illiquidity into your fair value determination of those financial instruments.

Schedule 14A

Cash Incentive Awards, page 13

10.   For the NEOs that control a specific business line, we note that their cash incentive award compensation is based on a percentage of pre-tax income for such business lines and the ROE multiplier. The percentages of pre-tax income appear material to an investor's understanding of your compensation arrangements with such officers. As such, please tell us such percentages. Also, since your ROE did not yield a multiplier of 100 percent, it is not clear why Messrs. Leland and Litton received 100 percent of their pools. Please tell us the factors considered in exercising your discretion in increasing their award to 100 percent. Similar disclosure should be included in future filings. To the extent you believe that disclosure of such information, on an historical basis, would result in competitive harm such that the information could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide us with a detailed explanation supporting your conclusion. Refer also to Question 118.04 of the Regulation S-K Compliance and Disclosure Interpretations available on our website at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

        As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Wilson K. Lee at (202) 551 – 3468 or me at (202) 551 - 3413 if you have questions regarding comments on the financial statements and related matters. Please contact Kristina Aberg at (202) 551 - 3404 with any other questions.

Sincerely,

Cicely LaMothe
Branch Chief